[Letterhead of Paul, Weiss, Rifkind, Wharton & Garrison LLP]

(212) 373-3025

(212) 492-0025

jkennedy@paulweiss.com

August 1, 2008

Via EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 3561

Triarc Companies, Inc. — Amendment No. 2 to
Registration Statement on Form S-4 (File No. 333-151336)

Ladies and Gentlemen:

                            On behalf of Triarc Companies, Inc. (“Triarc” or the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”) of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Company’s Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2008 (the “Registration Statement”).

                            Amendment No. 2 reflects the responses of the Company and Wendy’s International, Inc. (“Wendy’s”) to comments received from the Staff of the Commission (the “Staff”) in a letter from Max Webb, dated July 23, 2008 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2. We are also delivering courtesy copies of the marked version of Amendment No. 2 to Julie Bell.

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Form S-4

Wendy’s/Arby’s Unaudited Pro Forma Combined Adjusted EBITDA and Reconciliation to Pro Forma Net Income from Continuing Operations, page 27

1.

We note your response to prior comment 9. The current reasons provided represent management’s use of the measure; however, the substantive reasons specific to you that management believes the measure is useful to investors is also required to be disclosed. Therefore, we reissue our previous comment. Please revise to disclose why it is useful to investors to disregard each of the items eliminated from the measures. In the alternative, please revise to eliminate the presentation of these non-GAAP performance measures.

As it is reasonably likely that future restructuring costs will recur as a result of the combination of the two companies, and since there have been similar charges within the prior two years, these items should not be eliminated or substantial additional disclosure should be added to note (1) on page 26 to clearly describe why management believes it is useful to disregard each of these items eliminated from the measure presented. Please see the Frequently Asked Questions Regarding Management’s use of Non-GAAP Measures located on the Commission website at www.sec.gov for further guidance.

We note that adjusted EBITDA is also used to determine compliance with key financial covenants of ARG’s credit agreement dated July 25, 2005. If this covenant is material to investors, the covenant requirements should be disclosed along with the presentation of the current period’s measure.

Response to Comment 1:

In response to the Staff’s comment, the entire section titled “Wendy’s/Arby’s Unaudited Pro Forma Combined Adjusted EBITDA and Reconciliation to Pro Forma Net Income from Continuing Operations” has been deleted from the Registration Statement.

2.	We note your response to prior comment 10. Please revise your presentation to remove the reconciliation of operating profit to EBITDA on page 28. Response to Comment 2:

In response to the Staff’s comment, the entire section titled “Wendy’s/Arby’s Unaudited Pro Forma Combined Adjusted EBITDA and Reconciliation to Pro Forma Net Income from Continuing Operations” has been deleted from the Registration Statement.

Securities and Exchange Commission	3

The Merger, page 35

Background of the Merger, page 35

3.

We note your response to our prior comment 14. Please clarify in the third full paragraph on page 50 which side proposed the final exchange ratio. We also note your disclosure on page 66 in response to our prior comment 24. Please provide a discussion of the negotiations that occurred prior to the Wendy’s board of directors meeting on April 23, 2008 which resulted in an increase of the exchange ratio from 4.20x to 4.25x.

Response to Comment 3:

The Registration Statement has been revised as requested. See page 49 of Amendment No. 2.

4.

We note your response to our prior comment 17. Please revise the last full paragraph on page 48 to include a sentence that both Mr. May’s and Mr. Pickett’s letters were made publicly available on the SEC’s website on April 18, 2008.

Response to Comment 4:

The Registration Statement has been revised as requested. See page 48 of Amendment No. 2.

Triarc Board of Directors’ Recommendation, page 53

5.

We note your response to our prior comment 19 and reissue. Please revise into two lists: one of the factors the board believed favored the merger; the other of factors that did not favor the merger. We note the reasons for the merger the Triarc board of directors considered in making its determination on page 7 of the summary is presented in a list of strategic and financial benefits and a list of risks which is inconsistent with your previous response. Please provide the information on page 53 in a similar presentation.

Response to Comment 5:

The Registration Statement has been revised as requested. See pages 53 and 54 of Amendment No. 2.

6.	Depending on whether the first and twelfth bullet points on page 54 will fall under the strategic and financial benefits list or risk list, please provide an explanation of how these bullet points either supported or did not support approving this merger.

The Registration Statement has been revised as requested. See page 54 of Amendment No. 2.

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Opinion of Triarc’s Financial Advisor, page 57

7.

Please include the multiples used for the Selected Company Trading Analysis and Selected Transactions Analysis for each of the Wendy’s Financial Analyses and Triarc Financial Analyses and tell us why the multiples were chosen.

Response to Comment 7:

The Registration Statement has been revised as requested. See page 59 of Amendment No. 2.

Opinion of Wendy’s Financial Advisor, page 65
Stand-Alone Valuations of Wendy’s; Wendy’s Discounted Cash Flow Analysis, page 68

8.	Please define “equity betas” in the third sentence of this section. Response to Comment 8:

The Registration Statement has been revised as requested. See page 68 of Amendment No. 2.

Premia Analysis, page 69

9.

Please explain why you use transactions since 2004 for this test and transactions announced since December 2005 for the preceding test. Consider listing all transactions and use apostrophes or some other device to indicate the ones that were used in one test but not the other. Please disclose the range of premiums paid.

Response to Comment 9:

                            The Registration Statement has been revised as requested. See page 69 of Amendment No. 2. The Staff is supplementally advised that Greenhill's premia analysis is based on a market review of transactions announced within a specified time frame (in this case, from 2004 forward) whereas Greenhill's precedent transactions analysis, which examined recent transactions in the restaurant industry, is based on transactions selected by Greenhill based on its judgment of the target’s relative comparability to Wendy's. For its precedent transactions analysis, Greenhill selected the 14 recent transactions disclosed in the Registration Statement, the earliest in time of which just happened to have been announced in December 2005. The Registration Statement has been revised to remove the inference that Greenhill only looked at transactions since December 2005 in considering recent transactions for its precedent transactions analysis.

                            With respect to its premia analysis, the Staff is also supplementally advised that Greenhill's analysis is a market-based survey of transactions since 2004 in the U.S. between $1 billion and $7 billion in size. Greenhill reviewed 441 such transactions, with premiums ranging from -39% to 135% in value. In response to the

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Staff's comment, Greenhill has modified its disclosure on page 69 to identify the number of transactions reviewed, but believes that disclosing the median values, rather than the wide range of transaction premias identified, is a more meaningful disclosure.

Miscellaneous, page 72

10.

Please confirm that Greenhill will not receive more than $5,000,000 under the terms of the engagement letter between itself and Wendy’s in connection with the merger and the issuance of its fairness opinion.

Response to Comment 10:

The Staff is supplementally advised that Greenhill has already received its fee of $5,000,000 in connection with the merger and has amended its disclosure on page 74 accordingly. The Staff is further advised that Greenhill does not expect to receive any additional fees, other than reimbursements for its out-of-pocket expenses incurred in connection with the merger.

The Amendment to Triarc’s Certificate of Incorporation, page 103

11.

We note your response to our prior comment 29, disagree with your conclusion, and reissue our comment. The Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (Fifth Supplement, September 2004) requires the unbundling of provisions in which state law, securities exchange listing standards, or the company’s charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own. As the amendments in Proposal 3 on page 120 fit within such requirement, please unbundle these provisions.

Response to Comment 11:

The Registration Statement has been revised as requested. See pages 122-124 of Amendment No. 2.

Triarc Compensation Discussion & Analysis, page 133
Fiscal 2008 Awards, page 137

12.	We note your response to our prior comment 32. Please include in this section a similar discussion as provided in paragraph 2 of your response to our prior comment 32. Response to Comment 12:

The Registration Statement has been revised as requested. See page 141 of Amendment No. 2.

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Annex B

13.

We note your response in our prior comment 39, disagree with your conclusion, and reissue our comment. Delete the language “and may not be used for any other purpose” in the second to last paragraph of the opinion.

Response to Comment 13:

The Registration Statement has been revised as requested. See page B3 of Annex B of Amendment No. 2.

Part II

Exhibit 99.3

14.

Please provide an updated consent from Wachovia Capital Markets, LLC to include the references to the opinion in “The Merger – Background of the Merger” and “The Merger – Triarc Board of Directors’ Recommendation.”

Response to Comment 14:

The Registration Statement has been revised as requested. See Exhibit 99.3 of Amendment No. 2.

Triarc Companies, Inc. and Subsidiaries: Form 10-K for the year ended December 30, 2007 as filed on February 29, 2008

Note 1, Summary of Significant Accounting Policies, Leases, page 68

15.

We note your response to prior comment 40. Please tell us the amounts amortized relating to favorable and unfavorable leases for each of the periods in the three years ended December 31, 2007. Also, please tell us why you believe Codified Staff Accounting Bulletin Topic 11:B includes the amortization of intangible assets within its scope. Finally, given the amortization of the favorable and unfavorable leases are, in substance, both adjustments to reflect rentals at fair market values, tell us why you believe your current presentation is representationally faithful to the underlying transactions.

Response to Comment 15:

The Staff is supplementally advised that the amounts amortized related to favorable and unfavorable leases and included in “depreciation and amortization” and “cost of sales”, respectively, for each of the periods in the three years ended December 30, 2007 are as follows:

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Fiscal Years	2005	2006		2007
		(000	’s)

Depreciation and amortization	$36,670	$66,227		$73,322
Amortization of favorable leases	1,067	2,686		2,483
Percent of total	2.91%	4.06%		3.39%

Cost of sales	$417,975	$778,592		$815,180
Amortization of unfavorable leases	(2,447)	(5,419)		(4,360)
Percent of total	-0.59%	-0.70%		-0.53%

The Company believes that the historical amounts for amortization of favorable leases included in depreciation and amortization are not material to such caption and are also insignificant to the amounts for costs of sales from which they were excluded. In addition, if such amortization was reclassified to cost of sales, there would be no impact to any subtotals in the statement of operations as no gross margin subtotal is presented).

The Company intends, beginning with the quarterly period that includes the consummation of the merger, to include the amortization of favorable leases in cost of sales.

Note 2, Significant Risks and Uncertainties, Sale of Deerfield, page 74

16.

We note your response to prior comment 41. As these expenses would have been incurred by the company regardless of whether they were reimbursed, it appears the amount to be repaid represents additional consideration of the purchase and should therefore be included in the calculation of the gain on the sale. Please tell us why you do not believe the amount should be treated in this manner.

Response to Comment 16:

        The Staff is supplementally advised that substantially all of the expenses related to the sale of Deerfield were paid directly by the REIT, the buyer, and not reimbursed to Triarc after their payment. The Company believes that, if it would have accounted for the expenses as if they were reimbursed by the REIT to Triarc, the resulting gain on the sale would have been the same as that included in the year ended December 30, 2007 income statement as illustrated in the table below:

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(000’s)	As reported for the	Adjustment for	As adjusted for the
	fiscal year ended	REIT	fiscal year ended
	December 30, 2007	reimbursement and	December 30, 2007
		seller expenses

Consideration	$134,608	$6,216	$140,824

Basis in net assets	94,415	$6,216	100,631
sold

Gain on sale	$40,193		$40,193

*    *    *    *    *

                            If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

Attachments

cc:	Nils H. Okeson,
Triarc Companies, Inc.
Paul D. Ginsberg
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Leon M. McCorkle, Jr.
Wendy’s International, Inc.
Rick L. Burdick
Zach N. Wittenberg
Akin Gump Strauss Hauer& Feld LLP